Mail Stop 0405
June 8, 2005

Mr. Floyd H. Panning
Chief Executive Officer
Electropure, Inc.
23456 South Pointe Drive
Laguna Hills, California 92653

      Re:	Electropure, Inc.
      	Preliminary Information Statement on Schedule 14C
      Filed May 16, 2005
      File No. 0-16416

Dear Mr. Panning:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Information Statement, page 3

1. We note that holders of the majority of the votes of your stock approved the sale of substantially all of the assets of Electropure
EDI, Inc. to Snowpure, LLC, and the subsequent dissolution and termination of the corporate existence of the EDI subsidiary. Because the proposed transaction involves the sale of a "substantial part of assets" within the meaning of paragraph (a)(4) of Item 14 of Schedule
14A, the information statement must include all of the information specified by Item 14, including a summary term sheet. In addition, in the context of a material disposition of assets, the historical financial statements of the seller, in addition to pro forma financial statements meeting the requirements of Regulation S-X, are typically necessary to inform shareholders of the scope of the transaction and its effect on the company. Please amend your information statement to provide all of the information required by Item 14 or tell us why you are not required to include such information.

Additional Information, page 15

2. We note that the company has failed to file its required periodic reports. Please file all required reports or advise us as to when you will file such reports.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.





      Please contact Jason Wynn at (202) 551-3756 or the undersigned at (202) 551-3685 with any questions. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							Tangela S. Richter
							Branch Chief

cc:	J. Wynn

      via facsimile

      James J. Scheinkman
      Snell & Wilmer
            (949) 955-2507

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Mr. Floyd H. Panning
Electropure, Inc.
June 8, 2005
page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE